EXHIBIT 99.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-206182 and 333-280913), on Form F-10 (File No. 333-289416) and on Form F-3 (File No. 333-236697) of our reports dated February 18, 2026 with respect to the consolidated financial statements of Alamos Gold Inc. (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2025, which reports appear in Exhibit 99.1 to this Form 6-K/A of the Entity dated February 19, 2026.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 19, 2026
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